1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/07/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/06/14: To announce the modification in the percentage of shareholding by foreigners in Chunghwa Telecom Co., Ltd.

2	Announcement on 2005/06/14: Chunghwa Telecom acquired xDSL Broadband Access Network Equipment amounted NT$629,955,238.

3	Announcement on 2005/06/15: Extemporaneous BOD meeting was held by Chunghwa Telecom on June 14 in compliance with MOTC’s ADR offering

4	Announcement on 2005/06/16: Chunghwa Telecom procured SDH network equipments with the total amount of NT$853,983,780.

5	Announcement on 2005/06/21: To announce that revision has been made on the record date for distribution of the Company’s earnings for year 2004

6	Announcement on 2005/06/21: To Announce Important Resolutions of Chunghwa Telecom Shareholders’ Meeting for the year 2005

7	Announcement on 2005/06/24: Related information regarding the selling of Shinkong Chi-Shin Fund for NT$2,011,920,676

8	Announcement on 2005/06/24: Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$2,100,000,000

9	Announcement on 2005/06/24: Related information regarding the selling of JF(Taiwan) Taiwan BOND FUND for NT$502,978,214

10	Announcement on 2005/06/24: Related information regarding the selling of JF (Taiwan) First Bond fund for NT$603,504,929

11	Announcement on 2005/06/24: Related information regarding the purchasing of JF (Taiwan) Taiwan BOND FUND for NT$500,000,000

12	Announcement on 2005/06/24: Related information regarding the purchasing of JF (Taiwan) First Bond fund for NT$600,000,000

13	Announcement on 2005/06/28: Related information regarding the selling of ABN AMRO BOND FUND for NT$905,014,626

14	Announcement on 2005/06/28: Related information regarding the selling of ABN AMRO SELECT BOND FUND for NT$1,105,971,333

15	Announcement on 2005/06/28: Related information regarding the selling of INVESCO ROC Bond Fund for NT$1,006,215,636

16	Announcement on 2005/06/28: Related information regarding the accumulatively purchasing of ABN AMRO BOND FUND for NT$1,100,000,000

17	Announcement on 2005/06/28: Related information regarding the accumulatively purchasing of ABN AMRO SELECT BOND FUND for NT$1,100,000,000

18	Announcement on 2005/06/28: Related information regarding the accumulatively purchasing of INVESCO ROC Bond Fund Fund for NT$1,000,000,000

19	Announcement on 2005/06/29: Related information regarding the selling of PCA Well Pool Fund for NT$1,006,189,255

20	Announcement on 2005/06/29: Related information regarding the accumulatively selling of Dresdner Bond DAM Fund for NT$905,765,450

21	Announcement on 2005/06/29: Related information regarding the purchasing of PCA Well Pool Fund Fund for NT$1,000,000,000

22	Announcement on 2005/06/29: Related information regarding the purchasing of Dresdner Bond DAM Fund for NT$800,000,000

23	Announcement on 2005/06/30: Related information regarding the selling of NITC Bond Fund for NT$2,009,759,818

24	Announcement on 2005/06/30: Related information regarding the selling of FUBON JU-I III FUND for NT$1,006,405,485

25	Announcement on 2005/06/30: Related information regarding the selling of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$704,009,645

26	Announcement on 2005/06/30: Related information regarding the purchasing of NITC Bond Fund for NT$2,000,000,000

27	Announcement on 2005/06/30: Related information regarding the purchasing of FUBON JU-I III FUND for NT$1,100,000,000

28	Announcement on 2005/06/30: Related information regarding the purchasing of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$850,000,000

29	Announcement on 2005/07/08: June 2005 sales

EXHIBIT 1

To announce the modification in the percentage of shareholding by foreigners in Chunghwa Telecom Co., Ltd.

Date of events: 2005/06/14

Contents:

1.	Date of occurrence of the event: 2005/06/14

2.	Cause of occurrence: Regarding the total percentage of direct and indirect shareholding by foreigners in Chunghwa Telecom as promulgated in Article 12.5 of the Telecommunications Act is now announced by the MOTC to be revised from 35% to 40%.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom acquired xDSL Broadband Access Network Equipment amounted NT$629,955,238.

Date of events: 2005/06/14

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): xDSL Broadband Access Network Equipment

2.	Date of the occurrence of the event: 2005/06/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$629,955,238.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd..

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8.	Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, payment in batches; 100% on delivery.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10.	Name of the professional appraisal institution and its appraisal amount: NA

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

12.	Is the appraisal report price a limited price or specific price?: NA

13.	Has an appraisal report not yet been obtained?: NA

14.	Reason an appraisal report has not yet been obtained: NA

15.	Broker and broker’s fee: NA

16.	Concrete purpose or use of the acquisition or disposition: Material of CHT

17.	Do the directors have any objection to the present transaction?: NA

18.	Any other matters that need to be specified: NA

EXHIBIT 3

Extemporaneous BOD meeting was held by Chunghwa Telecom on June 14 in compliance with MOTC’s ADR offering

Date of events: 2005/06/15

Contents:

1.	Date of occurrence of the event: 2005/06/14

2.	Cause of occurrence: The company’s major shareholder, Ministry of Transportation and Communications, is going to offer its Chunghwa’s holding for no more than 1,640,113,000 common shares and issue ADRs. The company will participate in compliance with MOTC.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom procured SDH network equipments with the total amount of NT$853,983,780.

Date of events: 2005/06/16

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): SDH network equipments etc.

2.	Date of the occurrence of the event: 2004/06/17~2005/06/16

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$853,983,780.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8.	Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10.	Name of the professional appraisal institution and its appraisal amount: NA

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

12.	Is the appraisal report price a limited price or specific price?: NA

13.	Has an appraisal report not yet been obtained?: NA

14.	Reason an appraisal report has not yet been obtained: NA

15.	Broker and broker’s fee: NA

16.	Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17.	Do the directors have any objection to the present transaction?: None.

18.	Any other matters that need to be specified: None.

EXHIBIT 5

To announce that revision has been made on the record date for distribution of the Company’s earnings for year 2004

Date of events: 2005/06/21

Contents:

1.	Date of the resolution of the board of directors or shareholders’ meeting: 2005/06/21

2.	Type and monetary amount of original dividend distribution: Chunghwa Telecom’s Board of Directors (BoD) proposed to distribute a cash dividend of NT$4.7 per share and resolved the record date for dividend distribution would be on July 18, 2005

3.	Type monetary amount of dividend distribution after the change: Chunghwa Telecom’s Board of Directors (BoD) proposed to distribute a cash dividend of NT$4.7 per share and passed the resolution today (June 21, 2005) in its AGM of shareholders to revise the record date to August 17th, 2005.

4.	Reason for the change: The Company passed the resolution in its AGM to revise the record date.

5.	Any other matters that need to be specified: None.

EXHIBIT 6

To Announce Important Resolutions of Chunghwa Telecom Shareholders’ Meeting for the year 2005

Date of events: 2005/06/21

Contents:

1.	Date of the shareholders’ meeting: 2005/06/21

2.	Important resolutions:

1.	Recognizing the Company’s final statements for the year 2005.

2.	Recognizing the Company’s net income distribution proposal for the year 2005. The dividend for every share is NT$4.7 in cash. The Company passed the resolution to revise the record date to August 17th, 2005.

3.	Approving the disbursement of remuneration to the company’s directors and supervisors

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): yes.

4.	Any other matters that need to be specified: Nil.

EXHIBIT 7

Related information regarding the selling of Shinkong Chi-Shin Fund for NT$2,011,920,676

Date of events: 2005/06/24

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shinkong Chi-Shin Fund

2.	Date of occurrence of the event: 2005/06/24

3.	Volume, unit price, and total monetary amount of the transaction: 143,253,279.0 Units; NT$14.0445; NT$2,011,920,676

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$11,920,676

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0;0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.29%;2.93%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.04

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 8

Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$2,100,000,000

Date of events: 2005/06/24

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shinkong Chi-Shin Fund

2.	Date of occurrence of the event: 2005/04/01~2005/06/24

3.	Volume, unit price, and total monetary amount of the transaction: 149,546,030.84 Units; NT$14.0026~14.0445; NT$2,100,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 142,404,499.98 Units; NT$2,000,000,000; 4.25%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.02

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 9

Related information regarding the selling of JF(Taiwan) Taiwan BOND FUND for NT$502,978,214

Date of events: 2005/06/24

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): JF(Taiwan) Taiwan BOND FUND

2.	Date of occurrence of the event: 2005/06/24

3.	Volume, unit price, and total monetary amount of the transaction: 33,652,131.2 Units; NT$14.9464; NT$502,978,214

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$2,978,214

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.29%; 2.93%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.94

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 10

Related information regarding the selling of JF (Taiwan) First Bond fund for NT$603,504,929

Date of events: 2005/06/24

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): JF (Taiwan) First Bond fund

2.	Date of occurrence of the event: 2005/06/24

3.	Volume, unit price, and total monetary amount of the transaction: 43,811,610.1 Units; NT$13.7750; NT$603,504,929

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,504,929

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.29%; 2.93%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.77

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 11

Related information regarding the purchasing of JF(Taiwan) Taiwan BOND FUND for NT$500,000,000

Date of events: 2005/06/24

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) Taiwan BOND FUND

2.	Date of occurrence of the event: 2005/06/24

3.	Volume, unit price, and total monetary amount of the transaction: 33,452,871.6 Units; NT$14.9464; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 33,452,871.6 Units; NT$500,000,000; 1.95%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.94

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 12

Related information regarding the purchasing of JF (Taiwan) First Bond fund for NT$600,000,000

Date of events: 2005/06/24

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF (Taiwan) First Bond fund

2.	Date of occurrence of the event: 2005/06/24

3.	Volume, unit price, and total monetary amount of the transaction: 43,557,168.8 Units; NT$13.7750; NT$600,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 43,557,168.8 Units; NT$600,000,000; 2.82%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.77

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 13

Related information regarding the selling of ABN AMRO BOND FUND for NT$905,014,626

Date of events: 2005/06/28

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO BOND FUND

2.	Date of occurrence of the event: 2005/06/28

3.	Volume, unit price, and total monetary amount of the transaction: 61,316,600.37 Units; NT$14.7597; NT$905,014,626

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,014,626

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.31%; 2.96%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.75

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 14

Related information regarding the selling of ABN AMRO SELECT BOND FUND for NT$1,105,971,333

Date of events: 2005/06/28

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2.	Date of occurrence of the event: 2005/06/28

3.	Volume, unit price, and total monetary amount of the transaction: 99,611,929.67 Units; NT$11.1028; NT$1,105,971,333

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,971,333

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.31%; 2.96%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.10

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 15

Related information regarding the selling of INVESCO ROC Bond Fund for NT$1,006,215,636

Date of events: 2005/06/28

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): INVESCO ROC Bond Fund

2.	Date of occurrence of the event: 2005/06/28

3.	Volume, unit price, and total monetary amount of the transaction: 68,985,975.15 Units; NT$14.5858; NT$1,006,215,636

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$6,215,636

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.31%; 2.96%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.58

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 16

Related information regarding the accumulatively purchasing of ABN AMRO BOND FUND for NT$1,100,000,000

Date of events: 2005/06/28

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO BOND FUND

2.	Date of occurrence of the event: 2005/04/01~2005/06/28

3.	Volume, unit price, and total monetary amount of the transaction: 74,568,237.62 Units; NT$14.7152~14.7597; NT$1,100,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 60,976,849.12 Units; NT$900,000,000; 1.84%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.73

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 17

Related information regarding the accumulatively purchasing of ABN AMRO SELECT BOND FUND for NT$1,100,000,000

Date of events: 2005/06/28

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2.	Date of occurrence of the event: 2005/06/28

3.	Volume, unit price, and total monetary amount of the transaction: 99,074,107.43 Units; NT$11.1028; NT$1,100,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 99,074,107.43 Units; NT$1,100,000,000; 4.56%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.10

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 18

Related information regarding the accumulatively purchasing of INVESCO ROC Bond Fund Fund for NT$1,000,000,000

Date of events: 2005/06/28

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): INVESCO ROC Bond Fund

2.	Date of occurrence of the event: 2005/06/28

3.	Volume, unit price, and total monetary amount of the transaction: 68,559,832.17 Units; NT$14.5858; NT$1,000,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 68,559,832.17 Units; NT$1,000,000,000; 5%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$14.58

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 19

Related information regarding the selling of PCA Well Pool Fund for NT$1,006,189,255

Date of events: 2005/06/29

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2.	Date of occurrence of the event: 2005/06/29

3.	Volume, unit price, and total monetary amount of the transaction: 81,875,229.3 Units; NT$12.2893; NT$1,006,189,255

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,845,891

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0;0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.56%; 3.28%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$12.28

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 20

Related information regarding the accumulatively selling of Dresdner Bond DAM Fund for NT$905,765,450

Date of events: 2005/06/29

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2.	Date of occurrence of the event: 2005/01/04~2005/06/29

3.	Volume, unit price, and total monetary amount of the transaction: 79,875,748.84 Units; NT$11.2707~11.3483; NT$905,765,450

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,765,450

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.56%; 3.28%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.30

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 21

Related information regarding the purchasing of PCA Well Pool Fund Fund for NT$1,000,000,000

Date of events: 2005/06/29

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2.	Date of occurrence of the event: 2005/06/29

3.	Volume, unit price, and total monetary amount of the transaction: 81,371,599.7 Units; NT$12.2893; NT$1,000,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 81,371,599.7 Units; NT$1,000,000,000; 4.49%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$12.28

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 22

Related information regarding the purchasing of Dresdner Bond DAM Fund for NT$800,000,000

Date of events: 2005/06/29

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2.	Date of occurrence of the event: 2005/06/29

3.	Volume, unit price, and total monetary amount of the transaction: 70,495,140.24 Units; NT$11.3483; NT$800,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 70,495,140.24 Units; NT$800,000,000; 4.12%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.34

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 23

Related information regarding the selling of NITC Bond Fund for NT$2,009,759,818

Date of events: 2005/06/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2.	Date of occurrence of the event: 2005/06/30

3.	Volume, unit price, and total monetary amount of the transaction: 12,468,652.90 Units; NT$161.1850; NT$2,009,759,818

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management(Asia) Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$9,759,818

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.17%; 2.78%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$161.18

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 24

Related information regarding the selling of FUBON JU-I III FUND for NT$1,006,405,485

Date of events: 2005/06/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): FUBON JU-I III FUND

2.	Date of occurrence of the event: 2005/06/30

3.	Volume, unit price, and total monetary amount of the transaction: 83,885,298.90 Units; NT$11.9974; NT$1,006,405,485

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$6,405,485

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.17%; 2.78%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.99

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 25

Related information regarding the selling of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$704,009,645

Date of events: 2005/06/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC NTD MONEY MANAGEMENT FUND 2

2.	Date of occurrence of the event: 2005/06/30

3.	Volume, unit price, and total monetary amount of the transaction: 51,022,216.50 Units; NT$13.7981; NT$704,009,645

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management (Taiwan) Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$4,009,645

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.17%; 2.78%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.79

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 26

Related information regarding the purchasing of NITC Bond Fund for NT$2,000,000,000

Date of events: 2005/06/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2.	Date of occurrence of the event: 2005/06/30

3.	Volume, unit price, and total monetary amount of the transaction: 12,408,102.5 Units; NT$161.1850; NT$2,000,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management (Asia) Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 12,408,102.5 Units; NT$2,000,000,000; 2.97%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$161.18

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 27

Related information regarding the purchasing of FUBON JU-I III FUND for NT$1,100,000,000

Date of events: 2005/06/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): FUBON JU-I III FUND

2.	Date of occurrence of the event: 2005/01/04~2005/06/30

3.	Volume, unit price, and total monetary amount of the transaction: 91,738,403.0 Units; NT$11.9232~11.9974; NT$1,100,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 83,351,392.8 Units; NT$1,000,000,000; 3.33%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.95

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 28

Related information regarding the purchasing of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$850,000,000

Date of events: 2005/06/30

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC NTD MONEY MANAGEMENT FUND 2

2.	Date of occurrence of the event: 2005/03/03~2005/06/30

3.	Volume, unit price, and total monetary amount of the transaction: 61,661,751.6 Units; NT$13.7421~13.7981; NT$850,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management (Taiwan) Limited; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 47,107,935.2 Units; NT$650,000,000; 5%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.94%; 3.75%; NT$45,249,987,714

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.76

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 29

Chunghwa Telecom

July 8, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
June	Invoice amount	17,702,497	17,129,738	572,759	3.34%
Jan -June	Invoice amount	104,021,499	104,210,759	-189,260	-0.18%
June	Net sales	15,554,935	15,322,869	232,066	1.51%
Jan -June	Net sales	89,719,082	90,816,902	-1,097,820	-1.21%

b	Trading purpose : None